

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

June 8, 2009

Via U.S. Mail and Fax (713-914-9249)
Mr. Russell Ivy
President and Chief Executive Officer
Pangea Petroleum Corp.
3600 Gessner, Suite 220
Houston, Texas 77063

> **Re: Pangea Petroleum Corp.**
> **Item 4.01 Form 8-K**
> **Filed May 11, 2009**
> **Item 9.01 Form 8-K/A**
> **Filed May 29, 2009**
> **File No. 000-30503**

Dear Mr. Ivy:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Chris White
Branch Chief